Exhibit 99.6

TMX, NYSE — HBM

2014 No. 45

Hudbay Releases Third Quarter 2014 Results

Summary

•                  Full year overall production and operating cost guidance remains unchanged as good production from Lalor and Reed mines offset the anticipated decline in ore production from 777.

•                  Lalor mine reached commercial production on time and on budget. New production shaft now operating at steady state.

•                  Constancia project approximately 94% complete at September 30, 2014; first concentrate production expected during the fourth quarter of 2014 and commercial production expected during the second quarter of 2015.

•                  Acquisition of Augusta Resource Corporation and its Rosemont copper project in Arizona completed.

Toronto, Ontario, October 29, 2014 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its third quarter 2014 financial results. In the third quarter of 2014, operating cash flow before change in non-cash working capital decreased to $11.7 million from $12.8 million in the third quarter of 2013. Operating cash flow in the third quarter was negatively impacted by approximately $12.0 million in costs incurred in connection with the acquisition of Augusta Resource Corporation (“Augusta”). Profit and earnings per share in the third quarter of 2014 were $49.2 million and $0.22, respectively, compared to a profit and earnings per share of $3.0 million and $0.03 in the third quarter of 2013, respectively.

Profit and earnings per share for the third quarter of 2014 were affected by, among other things, the following items:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Per Share ($/share)
Adjustments related to Augusta acquisition	58.4	59.4	0.27
Foreign currency translation loss	(10.5)	(13.8)	(0.06)
Deferred tax adjustments	—	7.4	0.03

TMX, NYSE — HBM 2014 No. 45

Financial and Operating Results

During the quarter, Hudbay recorded $59.4 million of after-tax gains related to the acquisition of Augusta, including gains related to the increase in value of the company’s original minority investment in Augusta and mark-to-market change in the value of the Hudbay warrant consideration paid to Augusta shareholders and the Augusta warrants that Hudbay assumed in connection with the acquisition, partly offset by transaction costs. A further $7.4 million of after-tax gains were recognized in the same period due to the recognition of previously unrecognized tax benefits related to Peruvian expenditures and adjustments in Hudbay’s assumed discount rate related to our decommissioning and restoration liabilities.

Hudbay also recorded a $13.8 million after-tax non-cash charge in the quarter for foreign currency translation of U.S. dollar-denominated liabilities due to a weakening Canadian dollar.

Total revenue for the third quarter of 2014 was $185.4 million, $55.2 million higher than the same period in 2013, primarily as a result of higher sales volumes with the completion of the Reed mine and higher realized zinc prices, partially offset by lower realized copper prices.

Current year-to-date revenue was $431.5 million, $50.8 million higher than the same period in 2013, primarily as a result of higher copper sales volumes and higher realized zinc, gold and silver prices, partially offset by lower zinc, gold and silver sales volumes and lower realized copper prices.

Ore production at Hudbay’s Manitoba business unit in the third quarter of 2014 was 15% higher than the prior year’s third quarter as a result of higher production volumes at Lalor and Reed. Operating costs per tonne of ore in the third quarter of 2014 at 777 were 26% higher, compared to the same period in 2013, primarily due to increased pastefill requirements, the increased cost of ground support materials and lower production volumes. Operating costs per tonne of ore in the third quarter of 2014 at Lalor were 23% lower compared to the same period in 2013, due to higher production volumes.

Operating costs per tonne of ore processed in the third quarter of 2014 at the Flin Flon concentrator were 6% lower compared to the same period in 2013, due to increased ore throughput from Reed. Unit operating costs per tonne of ore processed at the Snow Lake concentrator for the third quarter of 2014 were 5% higher than the third quarter of 2013 as a result of increased processing costs as the expanded concentrator was being optimized.

As a result of reduced metal production from the 777 mine year-to-date and an unscheduled two-week shutdown of the 777 shaft in October, contained zinc, gold and silver in concentrate from the Flin Flon area are likely to be below guidance for 2014. However, good results from the Lalor and Reed mines are expected to enable full year production from the overall Manitoba business unit to be within guidance ranges.

Operating cash flow before stream deposit and change in non-cash working capital was $11.7 million for the third quarter of 2014, a $1.1 million decrease compared with the same period in 2013, primarily as a result of approximately $12.0 million in costs incurred in connection with the acquisition of Augusta, as well as higher revenue offset by higher cost of sales.

Cash and cash equivalents decreased by $129.6 million from June 30, 2014 to $417.7 million as at September 30, 2014. This decrease was a result of $301.6 million of investments primarily at the Constancia project, and interest and dividend payments of $51.1 million and principal payments of $129 million primarily related to the loan made to Augusta. These amounts were partly offset by the receipt of the US$135 million deposit under the precious metals

TMX, NYSE — HBM 2014 No. 45

stream transaction with Silver Wheaton Corp. (“Silver Wheaton”) and US$182 million in gross proceeds from the issuance of the senior unsecured notes.

On September 26, 2014, Hudbay received a US$135 million upfront deposit from a subsidiary of Silver Wheaton in respect of 50% of the payable gold from the Constancia project pursuant to the amended and restated precious metals purchase agreement between Hudbay and Silver Wheaton. The deposit was paid in the form of common shares of Silver Wheaton, at Silver Wheaton’s election, which Hudbay subsequently disposed of for net proceeds of approximately US$134 million. This payment represented the final instalment of the US$885 million precious metals stream transaction with Silver Wheaton.

During the last quarter of 2014, Hudbay anticipates making approximately $118 million in capital expenditures on the Constancia and Lalor projects, in addition to $164.5 million in accrued but unpaid expenditures on these projects as at September 30, 2014. Hudbay has total pro-forma available and committed liquidity of approximately $633 million, including $417.7 million in cash and cash equivalents at September 30, 2014 and availability under Hudbay’s credit facilities.

Constancia

At Hudbay’s 100% owned Constancia copper project in Peru, the project was approximately 94% complete on a proportion spent basis at the end of September 2014. Of the total project capital budget of US$1.7 billion, Hudbay has incurred approximately US$1.6 billion in costs to September 30, 2014 and entered into an additional approximately US$64 million in commitments.

The power transmission line to site has been commissioned, plant commissioning activities are well underway and pre-stripping is well advanced, with sufficient broken ore available for the initial requirements of the ramp-up schedule.

Conveyance testing is underway and ore commissioning at the crusher has been completed. Major mechanical installation is complete in the grinding area, with work focused on finalizing piping and electrical installation. Tank and flotation cell leak testing is near completion in the flotation and thickening area.

All major reagents and consumables are now under contract in support of operations. All required start-up water is captured and the tailings dam has reached its milestone height in preparation for production. The project workforce is in a ramp down phase with a significant number of heavy civil earth works contractors being demobilized.  Staffing of the technical and labour workforce is proceeding as planned and necessary training is underway and on schedule. In addition, the concentrate transport contract has been awarded and mine offices and maintenance facilities are now complete.

The project remains on track for first concentrate production in the fourth quarter of 2014 and commercial production in the second quarter of 2015.

Lalor

The second phase of Hudbay’s 100% owned Lalor mine in Manitoba achieved commercial production at the end of the third quarter, having hoisted in excess of 60% of the monthly average of planned ore to be hoisted up the production shaft over a one year period in the month of September.

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Of the total mine construction budget of $441 million, Hudbay has invested approximately $413 million and has entered into an additional approximately $26 million in commitments to September 30, 2014. Major items to be completed include the installation of the surface exhaust fans and the construction of an office and change house complex. This work is expected to be completed in the fourth quarter of 2014.

In the third quarter of 2014, Hudbay mined 158,861 tonnes of ore at a copper grade of 0.72% and a zinc grade of 8.91% from a combination of ore development, cut and fill, and longhole stope mining. 88,391 tonnes of ore were hoisted up Hudbay’s main production shaft following its commissioning in August 2014.

Hudbay has also commissioned the refurbished Snow Lake concentrator, which now has the capacity to treat 2,700 tonnes per day.

The underground exploration ramp at Lalor has progressed well during the third quarter and is more than 25% complete. The exploration drilling that will be enabled by this ramp is intended to assist in the upgrading of inferred resources to a higher resource category and to establish an underground drilling platform in 2015 to further test the down dip extension of the copper/gold zone.

Rosemont

Rosemont is a copper project located in Pima County, Arizona, approximately 50 kilometres southeast of the city of Tucson. Hudbay’s ownership in the Rosemont project is subject to an earn-in agreement with United Copper & Moly LLC (‘‘UCM’’), pursuant to which UCM has earned a 7.95% interest in the project and may earn up to a 20% interest. A joint venture agreement between Hudbay’s subsidiary, Rosemont Copper Company, and UCM governs the parties’ respective rights and obligations with respect to the project.

A drill program is currently underway at Rosemont, which is intended to gain a better understanding of the geological setting and mineralization, and to collect additional metallurgical, geotechnical and hydrological information. Also, permitting efforts at Rosemont are ongoing. The key remaining permits are the final Record of Decision from the U.S. Forest Service and the Clean Water Act 404 Permit from the Army Corps. of Engineers.

On September 23, 2014, Hudbay completed a subsequent acquisition transaction pursuant to which Hudbay acquired all of the remaining Augusta common shares by way of an amalgamation of Augusta and a wholly-owned Hudbay subsidiary. Following completion of the subsequent acquisition transaction, the Augusta common shares were delisted from the Toronto Stock Exchange, NYSE MKT LLC and Frankfurt Stock Exchange and Augusta applied to cease to be a reporting issuer in all jurisdictions.

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Key Financial Results

	Three Months Ended September 30		Nine Months Ended September 30
(In $ thousands except per share and cash cost amounts)	2014	2013	2014	2013
Revenue	185,431	130,179	431,539	380,720
Profit (loss) before tax	57,586	9,650	40,290	(22,310)
Basic and diluted earnings (loss) per share[1]	0.22	0.03	0.11	(0.27)
Profit (loss) for the period	49,248	2,985	22,281	(47,794)
Operating cash flow[2,3]	11,741	12,795	18,870	9,095
Operating cash flow per share[3]	0.05	0.07	0.09	0.05
Cash cost per pound of copper sold, net of by-product credits[3]	1.62	1.29	2.08	1.82

1Attributable to owners of the company.

2Before stream deposit and change in non-cash working capital.

3Refer to “Non-IFRS Financial Performance Measures” below.

Financial Condition ($000s)	September 30, 2014	December 31, 2013
Cash and cash equivalents	417,695	631,427
Total assets	5,523,414	3,843,986

Non-IFRS Financial Performance Measures

Operating cash flow per share and cash cost per pound of copper sold (“cash cost”) are included in this news release because the company believes that, in the case of operating cash flow per share, it helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash cost, it helps investors assess the performance of the company’s operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents Hudbay’s calculation of operating cash flow per share for the three and nine months ended September 30, 2014 and September 30, 2013:

TMX, NYSE — HBM 2014 No. 45

	Three Months Ended		Nine Months Ended
(In $ thousands, except share and per share	Sep. 30	Sep. 30	Sep. 30	Sep. 30
amounts)	2014	2013	2014	2013
Operating cash flow before stream deposit and change in non-cash working capital	11,741	12,795	18,870	9,095
Weighted average shares outstanding	222,742,698	172,073,980	200,730,956	172,038,343
Operating cash flow per share	$0.05	$0.07	$0.09	$0.05

Cash cost per pound of copper sold

Cash cost per pound of copper sold is a non-IFRS measure that management uses as a key performance indicator to assess the performance of the company’s operations. Hudbay’s calculation designates copper as its primary metal of production as it is currently, and is expected to be, the largest component of revenues. The calculation is presented in two manners:

•                  Cash cost per pound of copper sold, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper sold, Hudbay’s primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of metal sales, and an increase in production of a by-product metal will tend to result in an increase in cash costs under this measure, regardless of the profitability of the increased by-product metal production.

•                  Cash cost per pound of copper sold, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold and silver are significant and are integral to the economics of Hudbay. The economics that support Hudbay’s decision to produce and sell copper would be different if the company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure Hudbay’s operating performance versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost per pound of copper sold, net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The following table presents Hudbay’s calculation of gross cash cost per pound of copper sold and cash cost per pound of copper sold, net of by-product credits for the three and nine months ended September 30, 2014 and 2013.

TMX, NYSE — HBM 2014 No. 45

	Three Months Ended		Nine Months Ended
	Sep. 30	Sep. 30	Sep. 30	Sep. 30
(In $ thousands, except dollar per pound amounts)	2014	2013	2014	2013

By product credits:
Zinc	76,251	56,637	188,383	164,169
Gold	29,489	25,223	69,533	74,234
Silver	4,781	3,433	11,368	10,555
Other	1,194	2,332	3,441	4,712
Total by-product credits	111,715	87,625	272,725	253,670
Less: deferred revenue	(17,215)	(17,581)	(39,730)	(52,089)
Less: pre-production credits	(1,548)	(500)	(9,230)	(9,788)
Total by-product credits, net of pre-production credits	92,952	69,544	223,765	191,793

By-product credits, per net copper pound sold:
Zinc	2.99	3.98	3.51	3.62
Gold	1.16	1.77	1.29	1.64
Silver	0.19	0.24	0.21	0.23
Other	0.05	0.16	0.06	0.10
Total by-product credits	4.39	6.15	5.07	5.59
Less: deferred revenue	(0.68)	(1.24)	(0.74)	(1.15)
Less: pre-production credits	(0.06)	(0.04)	(0.17)	(0.22)
Total by-product credits, net of pre-production credits	3.65	4.87	4.16	4.22

Cash cost, before by-product credits	134,277	87,940	335,268	274,050
By-product credits, net of pre-production credits	(92,952)	(69,544)	(223,765)	(191,793)
Cash cost, net of by-product credits	41,325	18,396	111,503	82,257

Pounds of copper sold	25,677	14,362	56,333	46,545
Less: pre-production pounds of copper sold	175	135	2,628	1,253
Net pounds of copper sold	25,502	14,227	53,705	45,292

Cash cost per pound of copper sold, before by-product credits	5.27	6.16	6.24	6.04
By-product credits (per pound)	(3.65)	(4.87)	(4.16)	(4.22)
Cash cost per pound of copper sold, net of by-product credits	1.62	1.29	2.08	1.82

Reconciliation to IFRS:
Cash cost, net of by-product credits	41,325	18,396	111,503	82,257
By-product credits	111,715	87,625	272,725	253,670
Change in deferred revenues	(17,215)	(17,581)	(39,730)	(52,089)
Pre-production revenue	(1,548)	(500)	(9,230)	(9,788)
Treatment and refining charges	(9,327)	(4,858)	(23,163)	(14,522)
Share based payment	(129)	507	512	684
Adjustments related to zinc inventory write-downs (reversals)	—	—	(5,011)	—
Cost of sales — operating costs (excluding depreciation)	124,821	83,589	307,606	260,212

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Cash cost after by-product credits in the third quarter of 2014 was $1.62/lb, compared to $1.29/lb for the same period in 2013. Cash cost before by-product credits in the third quarter of 2014 was $0.89/lb lower compared to the same period in 2013 due to an increase in contained copper produced in concentrate and reduced costs per unit at Snow Lake operations. However, by-product credits were $1.22/lb lower compared to the same period in 2013 as a result of a lower ratio of both zinc and gold to copper sales in the current quarter. Consequently, these two offsetting factors resulted in a net increase to cash cost after by-product credits in the third quarter of 2014 compared to the same period in 2013.

Year-to-date cash cost after by-product credits was $2.08/lb, compared to $1.82/lb in 2013. The 3% increase in cash cost before by-product credits of $0.20/lb is due to slightly higher operating costs at Flin Flon operations and the zinc plant versus prior year. By-product credits for the nine months ended September 30, 2014 were $0.06/lb lower than the same period in 2013 as a result of a lower ratio of both zinc and gold to copper sales in the current year-to-date period. Consequently, these two factors resulted in a net increase to the year-to-date cash costs after by-product credits compared to the same period in 2013.

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/HUDBQ3MDA2014.pdf

Financial Statements:

http://media3.marketwire.com/docs/HUDBQ3FS2014.pdf

Conference Call and Webcast

Date:	Thursday, October 30, 2014

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-849-1847 or 1-866-530-1554

Replay:	647-436-0148 or 1-888-203-1112

Replay Passcode:	8633906#

The conference call replay will be available until 1 p.m. (Eastern Time) on November 6, 2014. An archived audio webcast of the call also will be available on Hudbay’s website.

TMX, NYSE — HBM 2014 No. 45

Qualified Persons

The technical and scientific information in this news release related to the Constancia project has been approved by Cashel Meagher, P. Geo, Hudbay’s Vice-President, South America. The technical and scientific information related to all other sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to National Instrument 43-101 — Standards of Disclosure for Mineral Projects. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for Hudbay’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward looking information includes, but is not limited to, statements with respect to Hudbay’s objectives, strategies, intentions, expectations and guidance and future financial and operating performance and prospects, the permitting, development and financing of the Rosemont project, production at Hudbay’s 777, Lalor and Reed mines and initial production from the Constancia project, continued processing at Hudbay’s Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, Hudbay’s ability to complete the development of its Lalor and Constancia projects and the anticipated scope and cost of any development plans for these projects, anticipated timing of Hudbay’s projects and events that may affect Hudbay’s projects, including the anticipated issue of required licenses and permits, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that the company identified and were applied by Hudbay in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

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•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals Hudbay produces;

•                  no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates;

•                  the supply and availability of reagents for Hudbay’s concentrators;

•                  the supply and availability of concentrate for Hudbay’s processing facilities;

•                  the supply and the availability of third party processing facilities for Hudbay’s concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the execution of Hudbay’s business and growth strategies, including the success of Hudbay’s strategic investments and initiatives;

•                  the availability of additional financing, if needed, under Hudbay’s standby credit facility for Constancia and its corporate credit facility;

•                  the availability of financing for Hudbay’s exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;

•                  Hudbay’s ability to secure required land rights to complete its Constancia project;

•                  maintaining good relations with the communities in which Hudbay operates, including the communities surrounding the Constancia and Rosemont projects and First Nations communities surrounding the Lalor project and Reed mine;

•                  no significant unanticipated challenges with stakeholders at Hudbay’s various projects, including the company’s newly acquired Rosemont project;

•                  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•                  no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the development of the Rosemont project not occurring as planned, any material inaccuracy in Augusta’s historical public disclosure and representations in the support agreement upon which Hudbay’s offer to acquire Augusta was predicated, the failure to obtain required approvals or clearances from government authorities on a timely basis, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond the company’s control), depletion of Hudbay’s reserves, risks related to political or social unrest or

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change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee and union relations, volatile financial markets that may affect Hudbay’s ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, including the historical estimates of mineral reserves and resources at the Rosemont project, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s MD&A for the three and six months ended June 30, 2014 and the company’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

candace.brule@hudbayminerals.com